UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Visteon Corporation
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

92839U107
(CUSIP Number)

Sandip S. Khosla, Esq. Goldman, Sachs & Co. 200 West Street New York, New York 10282-2188 (212) 902-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2010
(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 12 Pages)

CUSIP No. 92839U107	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,079,455
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,079,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,079,455
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.90%
14	TYPE OF REPORTING PERSON HC-CO

Page 2 of 12 Pages

CUSIP No. 92839U107	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF; WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,079,455
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,079,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,079,455
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.90%
14	TYPE OF REPORTING PERSON BD-PN-IA

Page 3 of 12 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $1.00 per share (the “Common Stock”), of Visteon Corporation, a Delaware corporation (the “Company”).

The principal executive offices of the Company are located at One Village Center Drive, Van Buren Township, Michigan, 48111.

Item 2.Identity and Background.

This Schedule 13D is being filed by The Goldman Sachs Group, Inc. (“GS Group”) and Goldman, Sachs & Co. (“Goldman Sachs”, and, together with GS Group, the “Reporting Persons”).1

Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the NYSE Group, Inc. and other national exchanges. Goldman Sachs is a direct and indirect wholly-owned subsidiary of GS Group. GS Group is a Delaware corporation and a holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The principal business address of each of the Reporting Persons is 200 West Street, New York, New York 10282-2188.

The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule II hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may be deemed to be members of a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). See Item 6 below. The Reporting Persons expressly disclaim that they have agreed to act as a group.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of May 17, 2010, a copy of which is attached hereto as Exhibit 7.01.

Item 3.Source of Funds.

Funds for shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons came from the working capital of Goldman Sachs. No funds or consideration were borrowed or obtained for the purpose of acquiring the Common Stock.

All acquisitions of beneficial ownership of Common Stock of the Issuer by the High Yield Distressed Investing Group of Goldman, Sachs & Co. were effected on or prior to January 15, 2010 prior to its entry into the Equity Commitment Agreement (as defined below) and related agreements, including the Plan Support Agreement (as defined below).  Of the approximately 5.1 million shares beneficially owned by the High Yield Distressed Investing Group of Goldman, Sachs & Co., approximately 4.3 million shares were purchased at an average price of less than $0.08 between January 1 and January 15, 2010.

Item 4.Purpose of Transaction.

1 Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Page 4 of 12 Pages

The Reporting Persons acquired this Common Stock for investment purposes.  The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters specified in Item 4 of Schedule 13D except as set forth in Item 6 below, as amended or supplemented.  The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

(a) As of May 16, 2010, Goldman Sachs may be deemed to have beneficially owned directly an aggregate of 5,079,455 shares of Common Stock acquired in ordinary course trading activities by Goldman Sachs, representing in the aggregate approximately 3.90% of the shares of Common Stock reported to be outstanding as of April 26, 2010 as disclosed in Company’s most recent quarterly report on Form 10-Q for the period ended March 31, 2010 (the “10-Q”).

As of May 16, 2010, GS Group may be deemed to have beneficially owned indirectly an aggregate of 5,079,455 shares of Common Stock beneficially owned directly by Goldman Sachs described above, representing in the aggregate approximately 3.90% of the shares of Common Stock reported to be outstanding as disclosed in Company’s 10-Q.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto may be deemed to have beneficially owned any shares of Common Stock as of May 16, 2010 other than as set forth herein.

The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.

(b) Each Reporting Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated in pages 2 through 3 above.

(c) Schedule III hereto sets forth transactions in the Common Stock that were effected during the period from March 7, 2010 through May 16, 2010, all of which were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. The transactions in the Common Stock, described in Schedule III, were effected in the over-the-counter market.

Except as set forth in Schedule III hereto, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto, during the period from March 7, 2010 to May 16, 2010.

(d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

Page 5 of 12 Pages

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

On May 28, 2009, the Issuer, its subsidiaries, and certain of its affiliates (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). On May 7, 2010, the Debtors filed with the Bankruptcy Court a Second Amended Joint Plan of Reorganization of the Debtors (the “Plan”), and a Second Amended Disclosure Statement for the Second Amended Joint Plan of Reorganization (the “Disclosure Statement”). The Plan is included as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on May 12, 2010. The Bankruptcy Court has scheduled a hearing to approve the Disclosure Statement for May 24, 2010.

In connection with the filing of the Plan, on May 6, 2010, the Issuer entered into an Equity Commitment Agreement (the “Equity Commitment Agreement”) with certain investors (the “Investors”), including the High Yield Distressed Investing Group of Goldman, Sachs & Co. The Equity Commitment Agreement provides, among other things, that on the terms and subject to the conditions of the Equity Commitment Agreement, Issuer will conduct a rights offering whereby certain holders of existing unsecured notes of Issuer may elect to purchase up to 34,310,200 shares of the Common Stock of a reorganized Issuer for $27.69 per share, in accordance with the Plan. The Equity Commitment Agreement also provides that on the terms and subject to the conditions of the Equity Commitment Agreement, the Investors severally agree to purchase 10,834,800 shares of the Common Stock of a reorganized Issuer and any shares not purchased in connection with the rights offering. The Issuer has agreed to pay the following fees and expenses to the Investors: (i) $43,750,000, twenty-five percent of which is payable upon entry of the order approving the Equity Commitment Agreement and the remainder of which would be payable upon consummation of the transactions contemplated by the Equity Commitment Agreement; (ii) $16,625,000 for arranging the transactions contemplated by the Equity Commitment Agreement, to be paid only to certain of the Investors upon the consummation of the transactions contemplated by the Equity Commitment Agreement; and (iii) out of pocket costs and expenses reasonably incurred by each of the Investors in connection with the Equity Commitment Agreement. In addition, the Issuer has agreed to support the Investors’ request for payment of liquidated damages in the event that the Issuer enters into an agreement in connection with, or approves or seeks Bankruptcy Court approval of, certain alternative transactions, as well as if the Issuer’s approval of the rights offering-based plan is withdrawn, qualified, or modified in a manner adverse to the Investors and otherwise inconsistent with its obligations under the Equity Commitment Agreement. The Bankruptcy Court has scheduled a hearing for approval of the Issuer’s entry into the Equity Commitment Agreement for May 24, 2010. The above summary of the material terms of the Equity Commitment Agreement is qualified in its entirety by reference to the text of the Equity Commitment Agreement, a copy of which is attached hereto as Exhibit 7.03. The Equity Commitment Agreement is subject to the approval of the Bankruptcy Court, as well other conditions, and contains representations, warranties, covenants, and indemnities customary for a transaction of the type contemplated thereby.

Upon entering into the Equity Commitment Agreement, the Reporting Persons and the Investors may be deemed to be a “group” pursuant to Section 13(d)(3) of the Exchange Act. The Reporting Persons do not expressly affirm membership in a group with any of the Investors, and disclaim beneficial ownership of any Common Stock held by the Investors (other than the Reporting Persons). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Common Stock beneficially owned by any of the Investors (other than the Reporting Persons) for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.

The Reporting Persons expect to independently evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, but subject to the Reporting Person’s obligations under that certain Plan Support Agreement (to the extent applicable), as filed with the Bankruptcy Court on May 6, 2010 and attached hereto as Exhibit 7.04, among the Investors (including the High Yield Distressed Investing Group of Goldman, Sachs & Co.), certain of the Issuer’s note holders, and the Issuer (the “Plan Support Agreement”), each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, and subject to the Reporting Person’s obligations under the Plan Support Agreement (to the extent applicable), each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Common Stock, dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. In addition, and subject to the Reporting Person’s obligations under the Plan Support Agreement (to the extent applicable), the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of the Issuer, including the possibility of proposing one of more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving the Issuer and other third parties.

Page 6 of 12 Pages

The Plan Support Agreement provides, among other things, and subject to certain exceptions set forth therein, that certain note holders party thereto (including the High Yield Distressed Investing Group of Goldman, Sachs & Co.) shall (i) vote all relevant claims they hold to accept the Plan, (ii) support entry of a disclosure statement order, and (iii) permit disclosure in the Disclosure Statement and any filings by the Debtors with the Securities and Exchange Commission of the contents of the Plan Support Agreement. Further, unless the Debtors and the note holders party to the Plan Support Agreement agree to pursue an alternative plan, such note holders agree that they shall not subject to certain exceptions set forth therein (A) support, or vote their claims, in favor of an alternative plan, (B) participate in negotiations or enter into any agreements regarding an alternative plan, (C) withdraw support for the Plan, (D) object to or commence any proceeding opposing any of the terms of the Plan or the Disclosure Statement, (E) object to or commence any proceeding opposing or objecting to the entry of the disclosure statement order, (F) encourage any other entity to take any action to interfere with entry of the disclosure statement order or an order of the Bankruptcy Court confirming the Plan, (G) object to or commence any proceeding opposing or objecting to the approval of the Plan, or (H) take any action inconsistent with the Plan Support Agreement or the Plan, or that would unreasonably delay the approval of the Disclosure Statement or confirmation of the Plan. The above summary of the material terms of the Plan Support Agreement is qualified in its entirety by reference to the text of the Plan Support Agreement, a copy of which is attached hereto as Exhibit 7.04.

In connection with the filing of the Plan, and subject to Bankruptcy Court approval, the Issuer entered into a Cash Recovery Backstop Agreement with certain Investors including the High Yield Distressed Investing Group of Goldman, Sachs & Co. (the “Backstop Agreement”). Pursuant to the Backstop Agreement, the note holders signatory thereto (the “Backstop Note Holders”), severally agreed to fund cash distributions to certain note holders who are not eligible to participate in the rights offering under the Plan in exchange for the Issuer issuing to such Backstop Note Holders the rights to participate in the rights offering that would have been distributed to such non-eligible holders, had they been eligible holders. The above summary of the material terms of the Backstop Agreement is qualified in its entirety by reference to the text of the Backstop Agreement, a copy of which is attached hereto as Exhibit 7.05.

Upon the consummation of the transactions contemplated by the Equity Commitment Agreement, certain holders of shares of the Common Stock of a reorganized Issuer will be entitled to customary registration rights, including shelf registration rights, demand registration rights and piggyback registration rights, and shall be subject to customary transfer restrictions following a public offering of the Common Stock of a reorganized Issuer, in accordance with the terms and subject to the conditions of a registration rights agreement to be entered into by and among the Issuer and such holders. The above summary of the material terms of the form of the registration rights agreement is qualified in its entirety by reference to the text of the form of the registration rights agreement, a copy of which is attached hereto as Exhibit 7.06.

Upon the consummation of the transactions contemplated by the Equity Commitment Agreement, the initial board of directors of a reorganized Issuer shall consist of nine members to be designated as follows: (i) the current Chief Executive Officer of Issuer, (ii) two individuals designated by the Issuer from a pool of individuals (the “Director Pool”) selected by certain majority investors, and (iii) six individuals designated by certain majority Investors from the Director Pool. The majority Investors shall be determined based on the amount of Common Stock issuable to them pursuant to the Equity Commitment Agreement and the Plan.

Page 7 of 12 Pages

Item 7.  Exhibits.

Exhibit 1	Joint Filing Agreement, dated May 17, 2010, between The Goldman Sachs Group, Inc. and Goldman, Sachs & Co.
Exhibit 2
Second Amended Joint Plan of Reorganization for Visteon Corporation and its Debtor Affiliates.  (Incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on May 12, 2010)

Exhibit 3	Equity Commitment Agreement, dated as of May 6, 2010, by and between Visteon Corporation and certain investors.
Exhibit 4	Plan Support Agreement, dated as of May 6, 2010, by and between Visteon Corporation and certain investors.
Exhibit 5	Cash Recovery Backstop Agreement, dated as of May 6, 2010, by and between Visteon Corporation and certain investors.
Exhibit 6	Form of Registration Rights Agreement
Exhibit 7	Power of Attorney, dated October 6, 2008, relating to The Goldman Sachs Group, Inc.
Exhibit 8	Power of Attorney, dated October 6, 2008, relating to Goldman, Sachs & Co.

Page 8 of 12 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2010

THE GOLDMAN SACHS GROUP, INC.

By: /s/ Yvette Kosic
Name: Yvette Kosic Title: Attorney-in-fact

GOLDMAN, SACHS & CO.

By: /s/ Yvette Kosic
Name: Yvette Kosic Title: Attorney-in-fact

Page 9 of 12 Pages

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282-2188.

Each person is a citizen of the United States of America except for Claes Dahlback, who is a citizen of Sweden, and Lakshmi N. Mittal, who is a citizen of India. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.
Gary D. Cohn	President and Chief Operating Officer of The Goldman Sachs Group, Inc.
John H. Bryan	Retired Chairman and Chief Executive Officer of Sara Lee Corporation
Claes Dahlback	Senior Advisor to Investor AB and Foundation Asset Management
Stephen Friedman	Chairman of Stone Point Capital
William W. George	Professor of Management Practice at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.
James A. Johnson	Vice Chairman of Perseus, L.L.C.
Lois D. Juliber	Former Vice Chairman and Chief Operating Officer of the Colgate-Palmolive Company
Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal
James J. Schiro	Former Chief Executive Officer of Zurich Financial Services
H. Lee Scott, Jr.	Chairman of the Executive Committee of the board of Wal-Mart Stores, Inc.

Page 10 of 12 Pages

SCHEDULE II

On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005.

In May 2006, the SEC alleged that fourteen investment banking firms, including Goldman Sachs, violated Section 17(a)(2) of the Securities Act of 1933, by engaging in one or more practices relating to auctions of auction rate securities during the period from January 1, 2003 through June 30, 2004 as described in the cease-and-desist order entered by the SEC. Goldman Sachs has agreed to provide certain disclosures about its material auction practices and procedures to auction participants and to certify to the SEC that it has implemented certain procedures relating to the auction process. As part of a multi-firm settlement, Goldman Sachs submitted an Offer of Settlement which was accepted by the SEC on May 31, 2006. Without admitting or denying the allegations, Goldman Sachs consented to a censure and cease-and-desist order and payment of $1,500,000 civil money penalty.

Page 11 of 12 Pages

SCHEDULE III

Visteon Corporation
Cusip No. 792839U107

Purchases	Sales	Price	Trade Date	Settlement Date
	100,000	$1.03	3/12/10	3/17/10
100,000		$1.03	3/12/10	3/17/10
	83	$0.74	3/22/10	3/25/10
	112,500	$1.70	4/05/10	4/08/10
112,500		$1.74	4/05/10	4/08/10

 Page 12 of 12 Pages